February 8, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Jennifer Riegel
Jeffrey P. Riedler

Re:	BioZone Pharmaceuticals, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed January 31, 2013
File No. 333-176951

Form 10-K for the Fiscal Year Ended December 31, 2011
Filed April 16, 2012
File No. 333-146182

Form 10-Q for the Quarterly Period Ended September 30, 2012
Filed November 14, 2012
File No. 333-146182

Ladies and Gentlemen:

The following response addresses the comment of the Staff (the “Staff”) provided verbally by the Staff on February 6, 2013 (the “Verbal Comment”) relating to the above referenced files. BioZone Pharmaceuticals, Inc. (the “Company”) is simultaneously filing Amendment No.7 to the Registration Statement (the “Amendment”).

The following sets forth the response of the Company to the Verbal Comment.

General

1.
Please revise your filing to accurately reflect the acquisition in the Statements of Changes in Shareholders’ Deficiency.  Prior to the acquisition, the historical common stock should reflect that of BioZone Lab Group, recast to reflect the exchange ratio.  In addition, prior to the acquisition, the accumulated deficit and total shareholders’ deficiency should reflect that of BioZone Lab Group.  The shares issued for the acquisition should be the amount of common stock of BioZone Pharma outstanding just prior to the acquisition and the A.P.I.C. amount is the difference between the par value of the number of BioZone Pharma shares outstanding and the 2,000,000 net asset fair value of BioZone Pharma.  Please also ensure that any changes resulting from the above get reflected in the historical E.P.S. calculations.

Response:

The Amendment contains revisions to accurately reflect the acquisition in the Statements of Changes in Shareholders’ Deficiency.  In addition, revisions were made to the accumulated deficit and total shareholders’ deficiency to reflect that of BioZone Lab Group.  Furthermore, the Amendment contains revisions to reflect common stock outstanding prior to the acquisition and the corresponding A.P.I.C adjustments.  The E.P.S. calculations were adjusted in the Amendment to reflect the changes resulting from the above.

We determined that the effect of the correction of the presentation of the weighted average number of shares outstanding on the Registrant’s statement of operations would have no effect on the net loss reported and would only increase the net loss per share by $.03 and $.01 for the years ended December 31, 2011 and 2010, respectively.  The correction would have no effect on the Registrant’s balance sheet and the only effect on the Statement of Stockholders’ Equity would be the presentation of the number of shares of common stock outstanding at the beginning of the period and as a result of the reverse merger.

We analyzed the qualitative considerations enumerated in SEC Staff Accounting Bulletin No 99 and believe that none of the considerations enumerated below that may render material quantitatively small misstatements of a financial statement item apply:

-whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

-whether the misstatement masks a change in earnings or other trends

-whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise

-whether the misstatement changes a loss into income or vice versa

-whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability

-whether the misstatement affects the registrant's compliance with regulatory requirements

-whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements

-whether the misstatement has the effect of increasing management's compensation, for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

-whether the misstatement involves concealment of an unlawful transaction

We determined, after a full analysis of all relevant qualitative and quantitative considerations, that these amounts are immaterial to the financial statements taken as a whole as there is, in our opinion, little likelihood that a reasonable person would consider it important and that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item. As explained above, we do not believe a restatement of the financial statements is required.

Furthermore, the Company believes that, consistent with the Exchange Act, it is unnecessary to incur the costs of amending any prior filings to adjust for this small immaterial adjustment.

***

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at 201-608-5101 if you have any questions or comments.  Thank you.

Very truly yours,

/s/ Elliot Maza

Elliot Maza

Cc:	Harvey Kesner, Esq.
Sichenzia Ross Friedman Ference LLP